SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)
(Amendment No. 3)*

DeVry Education Group Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

251893103
(CUSIP Number)

Shanda Scibilia
International Value Advisers, LLC
717 Fifth Avenue, 10th Floor
New York, NY 10022
(212) 584-3570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2016
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

International Value Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

AF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware, United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		9,795,581
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		10,502,491
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,502,491
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)
16.8%
14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Vaulx
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

France
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		9,795,581
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		10,502,491
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,502,491
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)
16.8%
14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 251893103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Charles de Lardemelle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States
	7.	Sole Voting Power

Number of		0
Shares	8.	Shared Voting Power
Beneficially
owned by		0
Each	9.	Sole Dispositive Power
Reporting
Person		0
With:	10.	Shared Dispositive Power

		10,502,491
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,502,491
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)
16.8%
14.	Type of Reporting Person (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed with respect to the Reporting Persons’ beneficial ownership in DeVry Education Group Inc. (“DeVry” or the “Issuer”). This amendment supplements the Schedule D as previously filed on June 22, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 a. and b. is hereby amended and restated as follows:

The aggregate percentage of Share reportedly owned by each person named herein is based upon 62,623,000 Shares outstanding, as of October 27, 2016 and reported in the Issuer’s Form 10-K filed on November 2, 2016.

1.	IVA

a)

As of November 8, 2016, 10,502,491 Shares in aggregate were deemed to be beneficially owned by IVA, as the investment manager to i) WORLD which owns 6,398,432 Shares constituting 10.2% of the Issuer’s outstanding Shares, ii) IVAGMF which owns 446,387 Shares constituting 0.7 % of the Issuer’s outstanding Shares, iii) SICAV which owns 758,451 Shares constituting 1.2% of the Issuer’s outstanding Shares, and iv) the Managed Accounts which own 2,899,221 Shares constituting 4.6% of the Issuer’s outstanding Shares.

Percentage: 16.8%

b)

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,795,581
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,502,491

2.	Charles de Vaulx

	a)	Mr. De Vaulx, as the CIO and managing member of IVA, may be deemed the beneficial owner of 10,502,491 Shares owned by the Funds and the Managed Accounts.

Percentage: 16.8%

b)

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,795,581
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 10,502,491

3.	Chuck de Lardemelle

	a)	Mr. de Lardemelle, as a PM and managing member of IVA, may be deemed the beneficial owner of 10,502,491 Shares owned by the Funds and the Managed Accounts.

Percentage: 16.8%

	b)	Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or direct the disposition: 0 Shared power to dispose or direct the disposition: 10,502,491

As of November 8, 2016, the Reporting Persons collectively beneficially owned an aggregate of 10,502,491 Shares, constituting 16.8% of the Issuer’s outstanding Shares.

Each Reporting Person, as a member of a “group” with the other Reporting Persons, may be deemed beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Transactions in Shares that were effected by IVA during the past sixty days.

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2016

International Value Advisers, LLC

By:	/s/ Michael W. Malafronte
Name:	Michael W. Malafronte
Title:	Managing Partner

Charles de Vaulx
/s/ Charles de Vaulx
Charles de Lardemelle
/s/ Charles de Lardemelle

EXHIBIT INDEX

Exhibit A	Transactions in Shares that were effected by IVA during the past sixty days
Exhibit B	Joint Filing Agreement*
Exhibit C	Support Agreement, dated June 29, 2016 by and among DeVry Education Group, Inc., International Value Advisers, LLC (“IVA”), and Michael Malafronte*

*Previously Filed